SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at March 31, 2019 and December 31, 2018

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2019	12/31/2018(i) (restated)	01/01/2018(i) (restated)

Cash and cash equivalents	5	12,822,525	11,463,498	10,354,527
Investment securities	6	13,772	13,391	11,883
Derivative financial instruments	20	259,305	220,032	350,036
Trade receivable		3,980,360	4,879,256	4,944,831
Inventories	7	6,032,744	5,401,793	4,318,973
Income tax and social contributions recoverable		1,019,327	1,285,424	2,770,376
Other recoverable taxes		961,015	863,290	600,165
Other assets		1,105,090	1,202,921	1,367,282
Current assets		26,194,138	25,329,605	24,718,073

Investment securities	6	162,349	147,341	121,956
Derivative financial instruments	20	30,643	34,900	35,188
Income tax and social contributions recoverable		3,857,356	3,834,413	2,312,664
Other recoverable taxes		537,109	539,795	225,036
Deferred tax assets	8	2,599,205	2,064,742	2,310,906
Other assets		1,528,124	1,687,419	1,964,424
Employee benefits		64,975	64,285	58,443
Investments in joint ventures		256,573	257,135	237,961
Property, plant and equipment	9	21,431,950	21,638,008	20,705,145
Intangible		5,845,036	5,840,598	4,674,704
Goodwill	10	34,398,074	34,276,176	31,401,874
Non-current assets		70,711,394	70,384,812	64,048,301

Total assets		96,905,532	95,714,417	88,766,374

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at March 31, 2019 and December 31, 2018

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	03/31/2019	12/31/2018(i) (restated)	01/01/2018(i) (restated)

Trade payables		13,322,881	14,050,045	11,853,928
Derivative financial instruments	20	310,001	679,298	215,090
Interest-bearing loans and borrowings	11	2,657,486	1,941,221	1,699,358
Bank overdrafts	5	1	-	1,792
Wages and salaries		863,181	851,619	1,047,182
Dividends and interest on shareholders’ equity payable		775,305	806,981	1,778,633
Income tax and social contribution payable		1,516,532	1,558,589	1,668,407
Taxes and contributions payable		2,361,807	3,781,622	3,825,440
Put option granted on subsidiary and other liabilities		1,300,694	1,366,589	6,807,925
Provisions	12	144,998	172,997	168,957
Current liabilities		23,252,886	25,208,961	29,066,712

Trade payables		84,817	126,142	175,054
Derivative financial instruments	20	852	2,450	2,434
Interest-bearing loans and borrowings	11	2,427,752	2,162,442	2,831,189
Deferred tax liabilities	8	2,394,771	2,424,567	2,329,229
Income tax and social contribution payable		2,110,090	2,227,795	2,418,027
Taxes and contributions payable		669,593	675,564	771,619
Put option granted on subsidiary and other liabilities		2,674,079	2,661,799	429,102
Provisions	12	453,503	426,227	512,580
Employee benefits		2,346,552	2,343,662	2,310,685
Non-current liabilities		13,162,009	13,050,648	11,779,919

Total liabilities		36,414,895	38,259,609	40,846,631

Equity	13
Issued capital		57,798,844	57,710,202	57,614,140
Reserves		70,081,754	70,122,561	63,298,135
Carrying value adjustments		(71,795,387)	(71,584,756)	(74,966,573)
Retained earnings		3,023,305	-	-
Equity attributable to equity holders of Ambev		59,108,516	56,248,007	45,945,702
Non-controlling interests		1,382,121	1,206,801	1,974,041
Total Equity		60,490,637	57,454,808	47,919,743

Total equity and liabilities		96,905,532	95,714,417	88,766,374

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the three-month period ended March 31, 2019 and 2018

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2019	03/31/2018 (restated)

Net sales	15	12,640,126	11,640,219
Cost of sales		(5,107,701)	(4,455,934)
Gross profit		7,532,425	7,184,285

Distribution expenses		(1,626,722)	(1,596,123)
Sales and marketing expenses		(1,401,281)	(1,465,381)
Administrative expenses		(661,522)	(571,192)
Other operating income/(expenses), net	16	231,253	257,560
Exceptional items		(18,420)	(8,432)
Income from operations		4,055,733	3,800,717

Finance cost	17	(959,761)	(974,763)
Finance income	17	287,693	375,541
Net finance cost		(672,068)	(599,222)

Share of result of joint ventures		(2,136)	617
Income before income tax		3,381,529	3,202,112

Income tax expense	18	(632,461)	(614,526)
Net income		2,749,068	2,587,586

Attributable to:
Equity holders of Ambev		2,661,850	2,505,919
Non-controlling interests		87,218	81,667

Basic earnings per share – common - R$		0.17	0.16
Diluted earnings per share – common - R$		0.17	0.16

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the three-month period ended March 31, 2019 and 2018

(Expressed in thousands of Brazilian Reais)

	03/31/2019	03/31/2018 (restated)

Net income	2,749,068	2,587,586

Items that will not be recycled to profit or loss:
Full recognition of actuarial gains/(losses)	3,407	(3,189)

Items that may be recycled subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge - put option granted on subsidiary	(5,681)	57,390
Gains/losses on translation of other foreign operations	(192,810)	(449,880)
Gains/losses on translation of foreign operations	(198,491)	(392,490)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	422,713	43,008
Removed from Equity (Hedge reserve) and included in profit or loss	(437,035)	(99,931)
Total cash flow hedge	(14,322)	(56,923)

Other comprehensive (loss)/income	(209,406)	(452,602)

Total comprehensive income	2,539,662	2,134,984

Attributable to:
Equity holders of Ambev	2,451,219	2,054,672
Non-controlling interest	88,443	80,312

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 8 - Deferred income tax and social contribution.

Interim Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2019

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2018	57,710,202	54,781,194	15,434,093	-	(71,584,866)	56,340,623	1,206,801	57,547,424
Impact of the adoption of IFRS 16 (i)	-	-	(92,726)	-	110	(92,616)	-	(92,616)
At January 1, 2019	57,710,202	54,781,194	15,341,367	-	(71,584,756)	56,248,007	1,206,801	57,454,808

Net Income	-	-	-	2,661,850	-	2,661,850	87,218	2,749,068

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(198,902)	(198,902)	411	(198,491)
Cash flow hedges	-	-	-	-	(14,824)	(14,824)	502	(14,322)
Actuarial gains/(losses)	-	-	-	-	3,095	3,095	312	3,407
Total comprehensive income	-	-	-	2,661,850	(210,631)	2,451,219	88,443	2,539,662
Capital increase	88,642	(86,118)	-	-	-	2,524	-	2,524
Effect of application of IAS 29 (hyperinflation) (iii)	-	-	-	361,455	-	361,455	-	361,455
Gains/(losses) of controlling interest´s share (ii)	-	-	-	-	-	-	107,030	107,030
Dividends distributed	-	-	-	-	-	-	(20,153)	(20,153)
Purchase of shares and result on treasury shares	-	302	-	-	-	302	-	302
Share-based payments	-	45,009	-	-	-	45,009	-	45,009
At March 31, 2019	57,798,844	54,740,387	15,341,367	3,023,305	(71,795,387)	59,108,516	1,382,121	60,490,637

(i) As described in Note 3 - Summary of significant account police.

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued)

For the three-month period ended March 31, 2018

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017	57,614,140	54,700,909	8,660,235	-	(74,966,470)	46,008,814	1,974,041	47,982,855
Impact of the adoption of IFRS 15 (i)	-	-	-	(355,383)	-	(355,383)	-	(355,383)
Impact of the adoption of IFRS 16	-	-	(63,009)	-	(103)	(63,112)	-	(63,112)
At January 1, 2018	57,614,140	54,700,909	8,597,226	(355,383)	(74,966,573)	45,590,319	1,974,041	47,564,360

Net Income	-	-	-	2,505,919	-	2,505,919	81,667	2,587,586

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(392,913)	(392,913)	423	(392,490)
Cash flow hedges	-	-	-	-	(55,743)	(55,743)	(1,180)	(56,923)
Actuarial gain/(losses)	-	-	-	-	(2,591)	(2,591)	(598)	(3,189)
Total comprehensive income	-	-	-	2,505,919	(451,247)	2,054,672	80,312	2,134,984
Capital increase	96,062	(89,876)	-	-	-	6,186	-	6,186
Gains/(losses) of controlling interest´s share	-	-	-	-	1,068,695	1,068,695	(1,079,050)	(10,355)
Dividends distributed	-	-	-	-	-	-	(30,876)	(30,876)
Acquired shares and result on treasury shares	-	(2,548)	-	-	-	(2,548)	-	(2,548)
Share-based payment	-	33,473	-	-	-	33,473	-	33,473
Prescribed dividends	-	-	-	(50)	-	(50)	-	(50)
At March 31, 2018	57,710,202	54,641,958	8,597,226	2,150,486	(74,349,125)	48,750,747	944,427	49,695,174

(i) As described in Note 3 - Summary of significant account police.

(ii) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

(iii) As described in Note 1 – Corporate information.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the three-month period ended March 31, 2019 and 2018

 (Expressed in thousands of Brazilian Reais)

	Note	03/31/2019	03/31/2018 (ii) (restated)

Net income		2,749,068	2,587,586
Depreciation, amortization and impairment		1,046,498	977,780
Impairment losses on receivables and inventories		45,148	35,043
Additions/(reversals) in provisions and employee benefits		14,812	46,228
Net finance cost	17	672,068	599,222
Losses/(gain) on sale of property, plant and equipment and intangible assets		(11,800)	21,928
Equity-settled share-based payment expense	19	45,402	33,855
Income tax expense	18	632,461	614,526
Share of result of joint ventures		2,136	(617)
Other non-cash items included in the profit		(438,793)	(115,626)
Cash flow from operating activities before changes in working capital and use of provisions		4,757,000	4,799,925

(Increase)/decrease in trade and other receivables		687,221	865,500
(Increase)/decrease in inventories		(666,025)	(464,714)
Increase/(decrease) in trade and other payables		(1,222,901)	(2,509,576)
Cash generated from operations		3,555,295	2,691,135

Interest paid		(73,176)	(101,330)
Interest received		132,991	100,239
Dividends received		245	-
Income tax paid		(1,535,210)	(1,749,515)
Cash flow from operating activities		2,080,145	940,529

Proceeds from sale of property, plant and equipment and intangible assets		19,831	1,432
Acquisition of property, plant and equipment and intangible assets		(546,056)	(472,676)
Acquisition of subsidiaries, net of cash acquired		(44,562)	(3,074,047)
Acquisition of other investments		-	(5,000)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(14,644)	(7,800)
Net proceeds/(acquisition) of other assets		202,296	(249)
Cash flow from investing activities		(383,135)	(3,558,340)

Capital increase		2,524	6,186
Proceeds/(repurchase) of treasury shares		(1,333)	(8,599)
Acquisition of non-controlling interest		(34)	-
Proceeds from borrowings		801,611	2,026,650
Repayment of borrowings		(92,395)	(93,437)
Cash net of finance costs other than interests		(886,701)	(307,307)
Payment of finance lease liabilities		-	-
Payment of lease liabilities		(154,496)	(150,448)
Dividends and Interest on shareholder´s equity paid		(53,007)	(1,099,721)
Cash flow from financing activities		(383,831)	373,324

Net increase/(decrease) in cash and cash equivalents		1,313,179	(2,244,487)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		11,463,498	10,352,735
Effect of exchange rate fluctuations		45,847	(154,898)
Cash and cash equivalents less bank overdrafts at end of year (i)		12,822,524	7,953,350

(i) Net of bank overdrafts.

(ii) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net sales
16.	Other operating income/(expenses)
17.	Finance cost and income
18.	Income tax and social contribution
19.	Share-based payments
20.	Financial instruments and risks
21.	Collateral and contractual commitments with suppliers, advances from customers and other
22.	Contingent liability
23.	Non-cash items
24.	Related parties
25.	Events after the reporting period

1.   CORPORATE INFORMATION

(a)   Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, has purpose directly or through the participation in other companies, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its and third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and the like, among others.

The Company’s shares and ADR’s (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on May 6, 2019.

(b)  Major corporate events in 2019 and 2018:

Application of inflation accounting and financial reporting in hyperinflationary economies

In June 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (beginning of the reporting period in which it identifies the existence of hyperinflation).

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and conversion into Brazilian Real at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries in these consolidated interim financial statements applying the IAS 29 rules as follows:

•     hyperinflation accounting was applied as of 1 January 2018 (under paragraph 4 of IAS 29, the standard applies to the financial statements of any entity from the beginning of the reporting period in which it identifies the existence of hyperinflation);

•     non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina  were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 17 - Finance cost and income). Under paragraph 3 of IAS 29, there is no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index) and; ii) to December 31,2016 the IPIM (wholesale price index).

•     the income statement is adjusted at the end of each reporting period using the change in the general price  index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

•     the prior year income statement and the first and second quarter of 2018 and balance sheet of the Argentinean subsidiaries were not restated. Under paragraph 42 (b) of IAS 21 when amounts are translated into the currency of a non-hyperinflationary economy, comparative amounts shall be those that were presented as current year amounts in the relevant prior year financial statements (i.e. not adjusted for subsequent changes in the price level or subsequent changes in exchange rates).

Exchange contracts for future financial flows - Equity Swap

On December 21, 2017 Ambev's Board of Directors approved the conclusion of new equity swap contracts, without prejudice of the liquidation, within the regulatory term, of the contracts still in force. The new contracts may cover the exposure in up to 44 million common shares (of which all or part may be through ADR's), with a limit value of up to R$820 million.

On May 15, 2018 Ambev’s Board of Directors approved the conclusion of new equity swap contracts, without prejudice of the liquidation, within the regulatory term, of the contracts still in force. The new contracts may cover the exposure in up to 80 million common shares (of which all or part may be through ADR's), with a limit value of up to R$1.8 billion.

On December 20, 2018, the Board of Directors of Ambev approved the conclusion of new equity swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity swap contracts still in force. The settlement of the new approved equity swap contracts shall occur within a maximum period of 18 months from approval, and such contracts may result in exposure up to 80 million common shares (of which all or part may be through ADRs), with a limit value up to R$1.5 billion, in addition to contracts already executed in the context of the approvals of December 21, 2017 and May 15, 2018, and which have not yet been settled, may result in an exposure up to 137,394,353 common shares (all or part of which may be through ADR's).

Addendum to the Agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was amendment in October 2018 to reflect certain changes in the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1st, 2019. The agreement will be in force until December 31, 2027.

Sale of subsidiary

On June 8, 2018 the Company concluded the sale of all shares of the subsidiary, Barbados Bottling Co. Limited, active in the Soft drink segment, by the amount of US$53 million, corresponding to R$179 million. An result of this transaction the Company recorded a gain of US$22 million, corresponding to R$75 million on the transaction date and to R$79 million in December 31, 2018, in the income statement as Exceptional item.

Perpetual licensing agreement with Quilmes

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. - CCU. The agreement also foreseed the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 million by Quilmes to CCU. The transaction was closed on May 2, 2018, following the approval, on April 27, 2018, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main transaction documents and verification of other usual conditions closing. The Company recorded a gain of 306 million of Argentinean pesos, corresponding to R$50 million on the transaction date and to R$30 million in December 31, 2018 in the income statement as a result of the application of the accounting practice for the exchange of assets involving transactions under common control as Exceptional item.

Renegotiation of shareholders agreement from Tenedora

On December 1st, 2017, Ambev  informed  its  shareholders  and  the  general  market  that  the  E. León Jimenes, S.A. (“ELJ”), partner of Ambev in Tenedora, S.A. (“Tenedora”), which holds almost all shares of Cervecería Nacional Dominicana, S.A (“CND”), would exercise partially, as provide for in shareholders’ agreement of Tenedora, ELJ put option with relation to approximately 30% of capital stock by Tenedora. Due the partial put exercise option, the Company will pay to ELJ the amount of USD 926.5 million and would be the holder of approximately 85% of Tenedora, and ELJ will remain with 15% interest of CND. Considering the strategic importance of alliance with the ELJ, the  Board of Directors of Ambev approved this date the change of the call option term from 2019 to 2022. The transaction was subject to certain conditions precedent that was concluded on January 18, 2018.

2.   STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2018. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)   Summary of significant accounting policies (Note 3);

(b)  Exceptional items (Note 8);

(c)   Payroll and related benefits (Note 9);

(d)  Additional information on operating expenses by nature (Note 10);

(e)   Goodwill (Note 14);

(f)   Intangible (Note 15);

(g)  Investment securities (Note 16);

(h)  Trade receivables (Note 19);

(i)    Changes in equity (Note 21);

(j)    Interest-bearing loans and borrowings (Note 22);

(k)  Employee benefits (Note 23);

(l)    Trade payables (Note 25);

(m) Contingent liabilities (Note 29);

(n)  Group Companies (Note 32);

(o)  Insurance (Note 33)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of  March 31, in relation to those presented in the financial statements for the years ended December 31, 2018, except for the policy described below:

IFRS 16 Leases (effective from annual periods beginning on or after January 1st, 2019) replaces the current lease accounting requirements and introduces significant changes in the accounting, this change removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to be  recognize as right-of-use asset and a liability according to which contract period.

The adoption of the standard as of January 1, 2019, the company have adopted the retrospectively presentation for the consolidated financial statements, demonstrated as restated, the impacted in the financial statements are demonstrated below:

- Recognition of right of use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses of right of use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases by a principal portion presented within the financing activities and an interest component presented within the operational activities in the cash flows.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16 determines that the contract contains a lease if it transmits to the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating whether or not they contain a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the leasing operations of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted by the standard. For these contracts, the Company will continue to recognize a lease expense on a straight-line basis.

When measuring lease liabilities, the company discounted lease payments using incremental borrowing rates at January 1st, 2019. The weighted average rate applied is 12.6%.

The company have adopted the retrospectively presentation for the consolidated financial statements. The tables below summarize the impacts on the adoption of the standard in the balance sheet, income statement, statement of comprehensive income and statement of cash flows:

	12/31/2018			01/01/2018
Consolidated Balance Sheets	Originally Submitted	IFRS 16	Restated	Originally Submitted	IFRS 16	Restated
Assets

Current assets	25,329,605	-	25,329,605	24,718,073	-	24,718,073

Deferred tax assets	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments in joint ventures	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other non-current assets	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-current assets	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	94,126,138	1,588,279	95,714,417	86,851,989	1,914,385	88,766,374

Equity and liabilities

Interest-bearing loans and borrowings	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other current liabilities	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Interest-bearing loans and borrowings	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other non-current liabilities	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Equity

Issued capital	57,710,202	-	57,710,202	57,614,140	-	57,614,140
Reserves	70,215,287	-92,726	70,122,561	63,361,144	-63,009	63,298,135
Carrying value adjustments	-71,584,866	110	-71,584,756	-74,966,470	-103	-74,966,573
Equity attributable to equity holders of Ambev	56,340,623	-92,616	56,248,007	46,008,814	-63,112	45,945,702
Non-controlling interests	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total Equity	57,547,424	-92,616	57,454,808	47,982,855	-63,112	47,919,743

Total equity and liabilities	94,126,138	1,588,279	95,714,417	86,851,989	1,914,385	88,766,374

	03/31/2018
Consolidated Income Statements	Originally Submitted	IFRS16	Restated

Cost of sales	-4,460,748	4,814	-4,455,934
Gross profit	-4,460,748	4,814	-4,455,934

Distribution expenses	-1,623,818	27,695	-1,596,123
Sales and marketing expenses	-1,471,470	6,089	-1,465,381
Administrative expenses	-572,143	951	-571,192
Income from operations	-8,128,179	39,549	-8,088,630

Finance cost	-919,834	-54,929	-974,763
Net finance cost	-919,834	-54,929	-974,763

Share of result of joint ventures	617	-	617
Income before income tax	-9,047,396	-15,380	-9,062,776

Income tax expense	-619,863	5,337	-614,526

Net income	2,597,629	-10,043	2,587,586

Attributable to:
Equity holders of Ambev	2,515,962	-10,043	2,505,919
Non-controlling interests	81,667	-	81,667

Basic earnings per share – common - R$	0.1601	-0.0006	0.1595
Diluted earnings per share – common - R$	0.1588	-0.0006	0.1582

	03/31/2018
Consolidated Statements of Comprehensive Income	Originally Submitted	IFRS 16	Restated

Net income	2,597,629	-10,043	2,587,586

Total comprehensive income	2,145,027	-10,043	2,134,984
Attributable to:
Equity holders of Ambev	2,064,715	-10,043	2,054,672
Non-controlling interest	80,312	-	80,312

	03/31/2018
Consolidated Cash Flow Statements	Originally Submitted	IFRS 16	Restated

Net income	2,597,629	-10,043	2,587,586
Depreciation, amortization and impairment	869,095	108,679	977,780
Net finance cost	544,293	54,929	599,222
Income tax expense	619,863	-5,337	614,526
Share of result of joint ventures	-617	-	-617
Cash flow from operating activities	4,630,263	148,228	4,778,497

Payment of lease liabilities	-2,214	-148,234	-150,448
Cash flow from financing activities	-2,214	-148,234	-150,448

Net increase/(decrease) in cash and cash equivalents	-2,244,487	-	-2,244,487

(a)  Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)  Recently issued IFRS

There were no new standards for the period ended March 31, 2019, for the preparation of these interim financial statements.

Other Standards, Interpretations and Amendments to Standards

The other amendments to standards effective for annual periods beginning after 1 January 2019, have not been listed previously because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives;

(x) inflation accounting and financial reporting in hyperinflationary economies; and

The fair values of acquired identifiable intangibles of indefinite useful life are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to select a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

As described in Note 1 (b) Application of inflation accounting and financial reporting in hyperinflationary economies, under paragraph 3 of IAS 29, there are no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index).

5.       CASH AND CASH EQUIVALENTS

	03/31/2019	12/31/2018

Cash	154,312	594,995
Current bank accounts	3,929,229	4,875,673
Short term bank deposits (i)	8,738,984	5,992,830
Cash and cash equivalents	12,822,525	11,463,498

Bank overdrafts	(1)	-
Cash and cash equivalents less bank overdraft	12,822,524	11,463,498

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

Current account balances include guarantee deposits in the amount of R$342 million as of March 31, 2019 (R$356 million on December 31, 2018) held by the subsidiary of Cuba, which are not freely transferable to the parent company for reasons of exchange restrictions.

6.       INVESTMENTS SECURITIES

	03/31/2019	12/31/2018

Financial asset at fair value through profit or loss-held for trading	13,772	13,391
Current investments securities	13,772	13,391

Debt held-to-maturity(i)	162,349	147,341
Non-current investments securities	162,349	147,341

Total	176,121	160,732

(i) The balance refers substantially to Bank Deposit Certificates - CDB linked to tax incentives and don’t have  an immediate convertibility in a known amount of cash.

7.       INVENTORIES

	03/31/2019	12/31/2018

Finished goods	2,217,141	1,687,954
Work in progress	432,512	339,459
Raw material	2,549,233	2,517,305
Consumables	114,236	106,989
Spare parts and other	606,864	597,030
Prepayments	259,862	304,442
Impairment losses	(147,104)	(151,386)
	6,032,744	5,401,793

Write-offs/losses on inventories recognized in the income statement amounted to R$31,081 in the period ended in March 31, 2019 (R$22,292 in the period ended in March 31, 2018).

8.       DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculation of the Company, among which, tax losses. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, expected rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America (i)	from 14% to 30%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate in the first two years from 35% to 30% and, as a after, to 25%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit is probable, which may be offset against temporary differences recorded currently, with a special emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2019			12/31/2018 (restated)
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,968	-	9,968	10,010	-	10,010
Intangible	-	(1,032,419)	(1,032,419)	-	(1,031,160)	(1,031,160)
Employee benefits	632,022	-	632,022	614,842	-	614,842
Trade payables	1,967,987	(262,690)	1,705,297	1,807,744	(271,922)	1,535,822
Trade receivable	50,573	(579)	49,994	41,245	(2,274)	38,971
Derivatives	17,685	(303,656)	(285,971)	18,711	(304,178)	(285,467)
Interest-Bearing Loans and Borrowings	2,698	(84,976)	(82,278)	2,480	(78,480)	(76,000)
Inventories	238,249	(66,363)	171,886	266,732	(44,769)	221,963
Property, plant and equipment	119,362	(1,445,390)	(1,326,028)	109,643	(1,386,445)	(1,276,802)
Withholding tax over undistributed profits and royalties	-	(815,629)	(815,629)	-	(863,832)	(863,832)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	369,036	-	369,036	-	-	-
Loss carryforwards	792,574	-	792,574	791,001	-	791,001
Provisions	413,939	(10,650)	403,289	363,122	(23,981)	339,141
Complement of income tax of foreign subsidiaries due in Brazil	-	(41,707)	(41,707)	-	-	-
Impact of the adoption of IFRS 16 (leasing operations)	50,687	-	50,687	47,270	-	47,270
Other items	53,941	(28,639)	25,302	50,568	(54,560)	(3,992)
Gross deferred tax assets / (liabilities)	4,718,721	(4,514,287)	204,434	4,123,368	(4,483,190)	(359,822)
Netting by taxable entity	(2,119,516)	2,119,516	-	(2,058,626)	2,058,623	(3)
Net deferred tax assets / (liabilities)	2,599,205	(2,394,771)	204,434	2,064,742	(2,424,567)	(359,825)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity, same nature and are expected to be realized in the same period.

At March 31, 2019 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	03/31/2019
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,968	9,968
Intangible	(1,182)	(1,031,237)	(1,032,419)
Employee benefits	66,921	565,101	632,022
Trade payables	(204,164)	1,909,461	1,705,297
Trade receivable	45,390	4,604	49,994
Derivatives	(285,971)	-	(285,971)
Interest-bearing loans and borrowings	(66,543)	(15,735)	(82,278)
Inventories	183,742	(11,856)	171,886
Property, plant and equipment	(97,940)	(1,228,088)	(1,326,028)
Withholding tax over undistributed profits and royalties	-	(815,629)	(815,629)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	369,036	-	369,036
Provisions	199,183	204,106	403,289
Complement of income tax of foreign subsidiaries due in Brazil	(41,707)	-	(41,707)
Impact of the adoption of IFRS 16 (leasing operations)	-	50,687	50,687
Other items	2,566	22,736	25,302
Total	169,331	(757,471)	(588,140)

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Its use is based on the projection of the future existence of taxable profits, according to the reality of the past years and to the projections of the Company's business in the economies where it is located, in compliance, therefore, with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	03/31/2019
2019	269,855
2020	65,499
2021	49,544
2022	25,170
2023	39,834
2024 to 2026	264,659
2027 to 2029 (i)	78,013
Total	792,574

(i) There is no expectation of realization that exceeds the term of 10 years.

At March 31, 2019, deferred tax assets in the amount of R$611,934 (R$624,272 in December 31, 2018) related to tax losses were not recorded as the realization is not probable.

Major part of the tax losses amount do not have carryforward limit for utilization and the tax losses carried forward in relation to the credit are equivalent to R$2,447,658 in March 31, 2019 (R$2,496,838 in December 31, 2018).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2018	(359,825)
Full recognition of actuarial gains/(losses)	2,721
Investment hedge - put option of a subsidiary interest	35,583
Cash flow hedge - gains/(losses)	15,740
Gains/(losses) on translation of other foreign operations	248,501
Recognized in other comprehensive income	302,545
Recognized in income statement	346,724
Changes directly in balance sheet	(85,010)
Recognized in deferred tax	(85,671)
Effect of application of IAS 29 (hyperinflation)	(85,671)
Recognized in other group of balance sheet	661
At March 31, 2019	204,434

9.       PROPERTY, PLANT AND EQUIPMENT

		03/31/2019					12/31/2018 (restated)
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Assets of right of use	Total	Total
Acquisition cost
Balance at end of previous year	10,375,533	28,075,659	5,690,374	1,422,048	2,394,070	47,957,684	42,144,416
Effect of movements in foreign exchange	(80,229)	(379,278)	(112,886)	(6,804)	4,546	(574,651)	(13,170)
Effect of application of IAS 29 (hyperinflation)	80,919	262,432	91,691	15,010	-	450,052	3,589,040
Impact of the adoption of IFRS 16 (leasing operations)	-	-	-	-	355,808	355,808	70,078
Acquisition through exchange transaction of shareholdings	-	-	-	-	-	-	218,411
Acquisition through business combinations	280	253	4,574	5,687	-	10,794	-
Acquisitions	1,360	127,714	14,924	398,992	-	542,990	3,520,513
Disposals and write-off	(383)	(116,767)	(17,465)	-	-	(134,615)	(1,416,610)
Transfer to other asset categories	91,402	244,788	102,009	(525,461)	16,106	(71,156)	(162,939)
Others	(1)	1	-	15	-	15	7,945
Balance at end	10,468,881	28,214,802	5,773,221	1,309,487	2,770,530	48,536,921	47,957,684

Depreciation and Impairment
Balance at end of previous year	(3,031,365)	(18,246,620)	(4,185,211)	-	(856,480)	(26,319,676)	(21,439,271)
Effect of movements in foreign exchange	10,695	215,271	87,246	-	(1,591)	311,621	(130,695)
Effect of application of IAS 29 (hyperinflation)	(12,987)	(143,879)	(73,355)	-	-	(230,221)	(1,908,732)
Acquisition through business combinations	(81)	(139)	(2,782)	-	-	(3,002)	-
Write-ff through exchange transaction of shareholdings	-	-	-	-	-	-	(20,518)
Depreciation	(84,406)	(618,401)	(160,143)	-	(112,060)	(975,010)	(3,965,671)
Impairment losses	-	(17,200)	(34)	-	-	(17,234)	(179,982)
Disposals and write-off	32	110,471	16,292	-	-	126,795	1,351,814
Transfer to other asset categories	(764)	6,284	(159)	-	(5,330)	31	(30,670)
Others	-	1,725	-	-	-	1,725	4,049
Balance at end	(3,118,876)	(18,692,488)	(4,318,146)	-	(975,461)	(27,104,971)	(26,319,676)
Carrying amount:
December 31, 2018	7,344,168	9,829,039	1,505,163	1,422,048	1,537,590	21,638,008	21,638,008
March 31, 2019	7,350,005	9,522,314	1,455,075	1,309,487	1,795,069	21,431,950

Capitalized interests and fixed assets provided as security are not material. Effective from annual periods beginning on or after January 1st, 2019, IFRS 16 replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date Note 3.

10.    GOODWILL

	03/31/2019	12/31/2018

Balance at end of previous year	34,276,176	31,401,874
Effect of movements in foreign exchange	(52,970)	1,224,804
Effect of application of IAS 29 (hyperinflation)	174,868	1,686,487
Acquisition, (write-off) and disposal through business combinations (i)	-	(36,989)
Balance at the end of period	34,398,074	34,276,176

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2019	12/31/2018
LAN:
Brazil	BRL	17,668,393	17,668,393
Goodwill		102,911,026	102,911,026
Non-controlling transactions (i)		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,519,630	3,510,138
Cuba (ii)	USD	1,964	1,952
Panama	PAB	1,353,895	1,346,288

LAS:
Argentina (iii)	ARS	1,885,721	1,950,744
Bolivia	BOB	1,378,342	1,370,601
Chile	CLP	50,033	48,695
Paraguay	PYG	844,011	873,147
Uruguay	UYU	172,589	177,417

NA:
Canada	CAD	7,523,496	7,328,801
		34,398,074	34,276,176

(i) It refers to the exchange of shareholdings operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has fixed parity with the dollar (USD) at balance sheet date.

(iii)This variation mainly refers to the Application of inflation accounting and financial reporting in hyperinflationary economies, as described in Note 1(b).

11.    INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2019	12/31/2018 (restated)

Secured bank loans	2,186,824	1,404,852
Unsecured bank loans	37,493	86,572
Other unsecured loans	39,119	39,163
Financial leasing	394,050	410,634
Current liabilities	2,657,486	1,941,221

Secured bank loans	412,669	434,709
Unsecured bank loans	217,076	212,283
Debentures and unsecured bond issues	105,159	104,675
Other unsecured loans	107,083	99,048
Financial leasing	1,585,765	1,311,727
Non-current liabilities	2,427,752	2,162,442

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 20 – Financial instruments and risks.

Contractual clauses (covenants)

As at March 31, 2019, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or are unsecured. The most loan contracts contained financial covenants including: financial covenants, including limitation on new indebtedness; going-concern; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sale or disposal of its assets; disclosure of financial statements under Brazilian GAAP and IFRS; and/or no prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the aforementioned loan agreement, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates.

As at March 31, 2019, the Company was in compliance with all its contractual obligations for its loans and financings.

12.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2018	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of March 31, 2019

Restructuring	8,728	283	-	1,338	10,349

Provision for disputes and litigations
Taxes on sales	137,841	1	2,643	(9,357)	131,128
Income tax	169,289	207	1,116	(1,042)	169,570
Labor	118,167	(1,310)	33,740	(27,550)	123,047
Civil	54,916	(335)	2,687	(2,974)	54,294
Others	110,283	(2,796)	4,431	(1,805)	110,113
Total of provision for disputes and litigations	590,496	(4,233)	44,617	(42,728)	588,152

Total provisions	599,224	(3,950)	44,617	(41,390)	598,501

(b)  Disbursement expectative

	Balance as of March 31, 2019	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	10,349	9,637	-	712	-

Provision for disputes and litigations
Taxes on sales	131,128	34,835	89,105	1,680	5,508
Income tax	169,570	35,480	109,429	24,661	-
Labor	123,047	31,990	40,224	29,069	21,764
Civil	54,294	12,407	34,076	4,065	3,746
Others	110,113	20,649	23,276	63,344	2,844
Total of provision for disputes and litigations	588,152	135,361	296,110	122,819	33,862

Total provisions	598,501	144,998	296,110	123,531	33,862

The expected settlement of provisions was based on management’s best estimate at the interim balance sheet date.

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees, including from service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 22 - Contingent liability.

13.    CHANGES IN EQUITY

(a) Capital stock

		03/31/2019		03/31/2018
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,722,147	57,710,202	15,717,615	57,614,140
Share issued	4,695	88,642	4,532	96,062
	15,726,842	57,798,844	15,722,147	57,710,202

(b)  Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2018	(882,734)	53,662,811	700,898	1,300,219	54,781,194
Capital Increase	-	-	-	(86,118)	(86,118)
Purchase of shares and result on treasury shares	302	-	-	-	302
Share-based payments	-	-	-	45,009	45,009
At March 31, 2019	(882,432)	53,662,811	700,898	1,259,110	54,740,387

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2017	(894,994)	53,662,811	700,898	1,232,194	54,700,909
Capital Increase	-	-	-	(89,876)	(89,876)
Purchase of shares and result on treasury shares	(2,548)	-	-	-	(2,548)
Share-based payments	-	-	-	33,473	33,473
At March 31, 2018	(897,542)	53,662,811	700,898	1,175,791	54,641,958

(b.1) Purchase of shares and result of treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real
At December 31, 2018	1,028	(20,841)	(861,893)	(882,734)
Changes during the year	(682)	15,017	(14,715)	302
At March 31, 2019	346	(5,824)	(876,608)	(882,432)

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2017	7,394	(139,665)	(755,329)	(894,994)
Changes during the year	(2,596)	41,796	(44,344)	(2,548)
At March 31, 2018	4,798	(97,869)	(799,673)	(897,542)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev economic group acquire shares of the Company.

The share-based payment reserve recorded a charge of R$45,402 at March 31, 2019 (R$33,855 at March 31, 2018) (Note 19 – Share-based payments).

(c)   Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2018	6,710,053	4,456	8,719,584	15,434,093
Impact of the adoption of IFRS 16	(92,726)	-	-	(92,726)
At January 1, 2019	6,617,327	4,456	8,719,584	15,341,367

At March 31, 2019	6,617,327	4,456	8,719,584	15,341,367

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2017	1,267,721	4,456	7,388,058	8,660,235
Impact of the adoption of IFRS 16	(63,009)	-	-	(63,009)
At January 1, 2018	1,204,712	4,456	7,388,058	8,597,226

At March 31, 2018	1,204,712	4,456	7,388,058	8,597,226

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2019 and therefore not being used as a basis for dividend distribution, is composed of:

	03/31/2019	03/31/2018
ICMS (Brazilian State value added)	487,186	413,734
Income tax	41,700	53,460
	528,886	467,194

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31,an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the three-month periods ended March 31, 2018 and 2019.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2018	4,089,111	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,866)
Impact of the adoption of IFRS 16 (i)	110	-	-	-	-	-	-	110
At January 1, 2019	4,089,221	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,756)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(198,902)	-	-	-	-	-	-	(198,902)
Cash flow hedges	-	(14,824)	-	-	-	-	-	(14,824)
Actuarial gains/(losses)	-	-	3,095	-	-	-	-	3,095
Total Comprehensive income	(198,902)	(14,824)	3,095	-	-	-	-	(210,631)
At March 31, 2019	3,890,319	762,299	(1,113,019)	(120,083)	19,558	156,091	(75,390,552)	(71,795,387)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2017	1,639,099	368,806	(1,144,468)	(2,771,248)	2,099,921	156,091	(75,314,671)	(74,966,470)
Impact of the adoption of IFRS 16 (i)	(103)	-	-	-	-	-	-	(103)
At January 1, 2018 (i)	1,638,996	368,806	(1,144,468)	(2,771,248)	2,099,921	156,091	(75,314,671)	(74,966,573)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(392,913)	-	-	-	-	-	-	(392,913)
Cash flow hedges	-	(55,743)	-	-	-	-	-	(55,743)
Actuarial gains/(losses)	-	-	(2,591)	-	-	-	-	(2,591)
Total Comprehensive income	(392,913)	(55,743)	(2,591)	-	-	-	-	(451,247)
Gains/(losses) of controlling interest´s share (ii)	460,105	787	3,540	2,650,465	(2,046,202)	-	-	1,068,695
At March 31, 2018 (i)	1,706,188	313,850	(1,143,519)	(120,783)	53,719	156,091	(75,314,671)	(74,349,125)

(i) Balances of 2018 restated to reflect the impact of adopting IFRS 16 under full retrospective application.

(ii) Of this amount, R$1,035,218 refers to renegotiation.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 20 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

(d.4) Options granted on subsidiary

As part of the agreement to acquire the shares of Tenedora, an option to sell (“put”) was issued by Ambev in favor of E. León Jimenes, S.A. (“ELJ”) and an option to purchase (“call”) was issued from ELJ in favor of Ambev, which may result in an acquisition by Ambev of the remaining shares of Tenedora, for a value based on EBITDA, discounted of net debt, from operations, being put exercisable at any time. As disclosed in Note 1 (b) Renegotiation of shareholders agreement from Tenedora, on January 18, 2018, the  ELJ exercised partially its put option related to approximately 30% of capital stock by Tenedora. Due to the partial exercise of put option, the Company became the owner of approximately 85% of Tenedora. Additionally, was approved the change of the call option term from 2019 to 2022.

On March 31, 2019 the put option held by ELJ is valued at R$2,482,143 (R$2,449,334 on December 31, 2018) and the liability categorized as “Level 3”, as the Note 20 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the shares of Sucos do Bem, a put option and a call option on minority shareholders' participation determined by gross revenue of its products and exercisable until 2020 has been granted, with a few exceptions. On March 31, 2019 the put option is valued at R$140,087 (R$136,034 on December 31, 2018).

The reconciliation of changes in these options is presented in Note 20 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

14.    SEGMENT REPORTING

(a)     Reportable segments – three-month period ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2019	03/31/2018 (restated)	03/31/2019	03/31/2018 (restated)	03/31/2019	03/31/2018 (restated)	03/31/2019	03/31/2018 (restated)	03/31/2019	03/31/2018 (restated)

Net sales	7,214,372	6,180,432	1,462,125	1,149,722	2,670,164	3,091,535	1,293,465	1,218,530	12,640,126	11,640,219
Cost of sales	(3,057,584)	(2,346,879)	(643,329)	(488,170)	(953,610)	(1,167,241)	(453,178)	(453,644)	(5,107,701)	(4,455,934)
Gross profit	4,156,788	3,833,553	818,796	661,552	1,716,554	1,924,294	840,287	764,886	7,532,425	7,184,285
Distribution expenses	(947,643)	(917,929)	(147,877)	(130,561)	(272,826)	(298,937)	(258,376)	(248,696)	(1,626,722)	(1,596,123)
Sales and marketing expenses	(767,306)	(783,257)	(138,319)	(131,146)	(283,575)	(325,453)	(212,081)	(225,525)	(1,401,281)	(1,465,381)
Administrative expenses	(382,298)	(326,930)	(70,860)	(56,826)	(120,358)	(122,030)	(88,006)	(65,406)	(661,522)	(571,192)
Other operating income/(expenses)	233,390	273,185	4,700	4,224	38	(13,377)	(6,875)	(6,472)	231,253	257,560
Exceptional items	(7,423)	(1,678)	(2,610)	(605)	(8,387)	(6,149)	-	-	(18,420)	(8,432)
Income from operations (EBIT)	2,285,508	2,076,944	463,830	346,638	1,031,446	1,158,348	274,949	218,787	4,055,733	3,800,717
Net finance cost	(322,850)	(266,987)	(16,652)	(19,346)	(306,470)	(285,398)	(26,096)	(27,491)	(672,068)	(599,222)
Share of result of joint ventures	(934)	(1,617)	(1,490)	1,907	-	-	288	327	(2,136)	617
Income before income tax	1,961,724	1,808,340	445,688	329,199	724,976	872,950	249,141	191,623	3,381,529	3,202,112
Income tax expense	(69,801)	(149,415)	(164,804)	(89,540)	(282,972)	(285,769)	(114,884)	(89,802)	(632,461)	(614,526)
Net income	1,891,923	1,658,925	280,884	239,659	442,004	587,181	134,257	101,821	2,749,068	2,587,586

Normalized EBITDA(iii)	2,941,808	2,721,999	578,113	446,796	1,271,719	1,336,175	329,011	281,959	5,120,651	4,786,929
Exceptional items	(7,423)	(1,678)	(2,610)	(605)	(8,387)	(6,149)	-	-	(18,420)	(8,432)
Depreciation. amortization and impairment	(648,877)	(643,377)	(111,673)	(99,553)	(231,886)	(171,678)	(54,062)	(63,172)	(1,046,498)	(977,780)
Net finance costs	(322,850)	(266,987)	(16,652)	(19,346)	(306,470)	(285,398)	(26,096)	(27,491)	(672,068)	(599,222)
Share of result of joint ventures	(934)	(1,617)	(1,490)	1,907	-	-	288	327	(2,136)	617
Income tax expense	(69,801)	(149,415)	(164,804)	(89,540)	(282,972)	(285,769)	(114,884)	(89,802)	(632,461)	(614,526)
Net income	1,891,923	1,658,925	280,884	239,659	442,004	587,181	134,257	101,821	2,749,068	2,587,586

Normalized EBITDA margin in %	40.8%	44.0%	39.5%	38.9%	47.6%	43.2%	25.4%	23.1%	40.5%	41.1%

Acquisition of property, plant and equipment	313,300	262,130	118,341	70,968	85,607	118,798	28,808	20,780	546,056	472,676

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2019	12/31/2018 (restated)	03/31/2019	12/31/2018 (restated)	03/31/2019	12/31/2018 (restated)	03/31/2019	12/31/2018 (restated)	03/31/2019	12/31/2018 (restated)
Segment assets	40,235,463	41,478,586	11,152,589	11,270,219	14,018,990	14,472,056	11,651,134	11,065,962	77,058,176	78,286,823
Intersegment elimination									(1,494,080)	(2,246,449)
Non-segmented assets									21,341,436	19,674,043
Total assets									96,905,532	95,714,417

Segment liabilities	15,817,178	18,252,112	3,191,622	3,420,931	3,907,370	4,484,598	3,723,113	3,584,762	26,639,283	29,742,403
Intersegment elimination									(1,493,056)	(2,246,443)
Non-segmented liabilities									71,759,305	68,218,457
Total liabilities									96,905,532	95,714,417

(i) CAC: includes operations in El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados, Panama, Puerto Rico and Costa Rica).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of joint ventures (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)    Additional information – by Business unit - three-month period ended in:

	Brazil
	Beer		Soft drink and non-alcoholic and non-carbonated		Total
	03/31/2019	03/31/2018 (restated)	03/31/2019	03/31/2018 (restated)	03/31/2019	03/31/2018 (restated)

Net sales	6,132,821	5,315,588	1,081,551	864,844	7,214,372	6,180,432
Cost of sales	(2,498,233)	(1,880,559)	(559,351)	(466,320)	(3,057,584)	(2,346,879)
Gross profit	3,634,588	3,435,029	522,200	398,524	4,156,788	3,833,553
Distribution expenses	(778,128)	(749,118)	(169,515)	(168,811)	(947,643)	(917,929)
Sales and marketing expenses	(696,203)	(739,930)	(71,103)	(43,327)	(767,306)	(783,257)
Administrative expenses	(328,326)	(277,043)	(53,972)	(49,887)	(382,298)	(326,930)
Other operating income/(expenses)	175,564	216,639	57,826	56,546	233,390	273,185
Exceptional items	(6,289)	(1,381)	(1,134)	(297)	(7,423)	(1,678)
Income from operations (EBIT)	2,001,206	1,884,196	284,302	192,748	2,285,508	2,076,944
Net finance cost	(316,499)	(260,227)	(6,351)	(6,760)	(322,850)	(266,987)
Share of result of joint ventures	(934)	(1,617)	-	-	(934)	(1,617)
Income before income tax	1,683,773	1,622,352	277,951	185,988	1,961,724	1,808,340
Income tax expense	(69,801)	(149,415)	-	-	(69,801)	(149,415)
Net income	1,613,972	1,472,937	277,951	185,988	1,891,923	1,658,925

Normalized EBITDA (i)	2,578,155	2,446,262	363,653	275,737	2,941,808	2,721,999
Exceptional items	(6,289)	(1,381)	(1,134)	(297)	(7,423)	(1,678)
Depreciation, amortization and impairment	(570,660)	(560,685)	(78,217)	(82,692)	(648,877)	(643,377)
Net finance costs	(316,499)	(260,227)	(6,351)	(6,760)	(322,850)	(266,987)
Share of result of joint ventures	(934)	(1,617)	-	-	(934)	(1,617)
Income tax expense	(69,801)	(149,415)	-	-	(69,801)	(149,415)
Net income	1,613,972	1,472,937	277,951	185,988	1,891,923	1,658,925

Normalized EBITDA margin in %	42.0%	46.0%	33.6%	31.9%	40.8%	44.0%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

15.    NET SALES

Reconciliation between gross sales and net sales:

	03/31/2019	03/31/2018

Gross sales and/or services	18,769,815	17,454,715
Excise duty	(4,097,407)	(3,732,465)
Discounts	(2,032,282)	(2,082,031)
	12,640,126	11,640,219

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

STF decision on ICMS on the calculation basis of PIS and COFINS

Considering the judgment of (Extraordinary Appeal) RE 574,706 by the Federal Supreme Court (STF) in March 2017 with binding effects, which concluded for the possibility of excluding the ICMS from the taxable basis of PIS and COFINS and also that the companies of the group have favorable judicial decisions authorizing such exclusion, the Company recognized in the income statement the amount of  R$168,470 on March 31, 2019 (R$ 155,136 on March 31, 2018).

16.    OTHER OPERATING INCOME / (EXPENSES)

	03/31/2019	03/31/2018
Government grants/NPV of long term fiscal incentives	204,097	194,809
(Additions)/Reversals to provisions	2,760	(6,640)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation in associates	2,668	(21,928)
Other operating income/(expenses), net	21,728	91,319
	231,253	257,560

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    FINANCE COST AND INCOME

(a)    Finance costs

	03/31/2019	03/31/2018 (restated)
Interest expense	(391,297)	(403,016)
Capitalized borrowings	-	20
Net Interest on pension plans	(25,092)	(24,482)
Losses on hedging instruments	(194,929)	(263,101)
Interest on provision for disputes and litigations	(16,366)	(29,137)
Exchange variation	(125,560)	(96,162)
Financial instruments at fair value through profit or loss	(21,684)	(9,346)
Tax on financial transactions	(53,933)	(91,176)
Bank guarantee expenses	(28,328)	(24,560)
Other financial results	(102,572)	(33,803)
	(959,761)	(974,763)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev interest rate risk (Note 20 – Financial instruments and risks). The interest expense are as follows:

	03/31/2019	03/31/2018 (restated)
Financial instruments measured at amortized cost	(127,193)	(144,437)
Financial instruments at fair value through profit or loss	(264,104)	(258,579)
	(391,297)	(403,016)

(b)    Finance income

	03/31/2019	03/31/2018
Interest income	135,270	103,267
Gains on derivative	-	80,642
Financial instruments at fair value through profit or loss	36,410	188,762
Other financial results	19,301	2,870
	190,981	375,541

Effect of application of IAS 29 (hyperinflation)	96,712	-
	287,693	375,541

Interest income arises from the following financial assets:

	03/31/2019	03/31/2018
Cash and cash equivalents	96,132	59,510
Investment securities held for trading	4,133	4,255
Other receivables	35,005	39,502
	135,270	103,267

18.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2019	03/31/2018 (restated)
Income tax expense - current	(979,185)	(728,053)

Deferred tax expense on temporary differences	345,151	173,417
Deferred tax over taxes losses carryforwards movements in the current period	1,573	(59,890)
Total deferred tax (expense)/income	346,724	113,527

Total income tax expenses	(632,461)	(614,526)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2019	03/31/2018 (restated)
Profit before tax	3,381,529	3,202,112
Adjustment on taxable basis
Others non-taxable income	(66,978)	(78,250)
Government grants related to sales taxes	(487,186)	(413,734)
Share of result of joint ventures	2,136	(617)
Non-deductible expenses	67,990	64,542
Complement of income tax of foreign subsidiaries due in Brazil	122,668	27,852
Results of intercompany transactions	57,281	(116,245)
	3,077,440	2,685,660
Aggregated weighted nominal tax rate	29.59%	30.31%
Taxes payable – nominal rate	(910,584)	(814,153)
Adjustment on tax expense
Income tax Incentives	41,700	53,460
Deductible interest on shareholders' equity	369,036	299,655
Tax savings from goodwill amortization	22,452	18,274
Withholding income tax	(65,109)	(52,960)
Recognition / write-off of deferred charges on tax losses	(30,232)	(28,166)
Effect of application of IAS 29 (hyperinflation)	(18,246)	-
Others with reduced taxation	(41,478)	(90,636)
Income tax and social contribution expense	(632,461)	(614,526)
Effective tax rate	18.70%	19.19%

The main events that impacted the effective tax rate in the period were:

▪     Government subsidy on sales taxes: Related to regional incentives, related primarily to local production, that, when reinvested, are not taxed for income tax and social contribution purposes, which explains the  impact in the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual variation on State VAT (ICMS).

▪     Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12.973/14.

▪     Results of intercompany transactions: reflects the reality of the taxation in countries in which some subsidiaries – with whom intercompany operations are made - are located.

▪     Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate its shareholders’ through payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

19.    SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, as the case, can be allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a mean of a creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots – Lot A and Lot B, which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2019 and 2018 grants are as follows:

In R$, except when otherwise indicated	03/31/2019	(i)	12/31/2018	(i)

Fair value of options granted	5.37		5.62
Share price	18.13		18.04
Period price	18.13		18.04
Expected volatility	26.1%		26.2%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	9.1%	(ii)	9.6%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s  are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	03/31/2019	12/31/2018

Options outstanding at January 1st	141,328	135,221
Options issued during the period	1,096	19,899
Options exercised during the period	(706)	(9,988)
Options forfeited during the period	(2,937)	(3,804)
Options outstanding at ended period	138,781	141,328

The range of exercise prices of the outstanding options is between R$0.001 (R$0.001 on December 31, 2018) and R$32.74 (R$27.43 on December 31, 2018) and the weighted average remaining contractual life is approximately 6 years (6.27 years on December 31, 2018).

Of the 138,781 thousand outstanding options (141,328 thousand on December 31, 2018), 48,678 thousand options are vested on March 31, 2019 (55,538 thousands on December 31, 2018).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2019	12/31/2018

Options outstanding at January 1 st	16.16	15.27
Options issued during the period	18.13	18.04
Options forfeited during the period	18.26	18.55
Options exercised during the period	6.27	7.47
Options outstanding at ended period	18.18	16.16
Options exercisable at ended period	17.59	2.25

For the options exercised during the period ended March 31, 2019, the weighted average share price on the exercise date was R$16.88 (R$21.83 as of December 31, 2018).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, the Company did not granted deferred stocks under the stock option plan (as of December 2018, 426 thousand deferred stocks had been granted related to the exercise of stock options granted in the previous years, and such shares were valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of R$7,518).

During the period, the Company granted 3,821 thousand (13,055 thousand as of December 31, 2018) restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$64,311 on March 31, 2019 (R$239,109 as of December 31, 2018). Such restricted shares units are subject to a grace period of five years counted from the date of grant.

The total number of shares purchased or granted, as the case may be,  under the Stock Option Plan and Share-Based Plan by employees, the delivery of which will be performed in the future under certain conditions (deferred stock and restricted shares), is demonstrated below:

Thousand deferred shares	03/31/2019	12/31/2018

Deferred shares outstanding at January 1st	12,308	16,300
New deferred shares during the period	-	426
Deferred shares granted during the period	(4,177)	(3,429)
Deferred shares forfeited during the period	(110)	(989)
Deferred shares outstanding at ended period	8,021	12,308

Thousand restricted shares	03/31/2019	12/31/2018

Restricted shares outstanding at January 1st	12,656	-
New restricted shares during the period	4,143	13,055
Restricted shares forfeited during the period	(73)	(103)
Restricted shares outstanding at ended period	16,726	12,656

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$50,266 (R$46,918 on March 31, 2018), recorded as administrative expenses.

20.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, Full deliverable forwards, Non-deliverable forwards, Swaps and Options. At March 31, 2019, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are managed on a consolidated basis and are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						03/31/2019
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,324,392)	11,137,351	212,855	(149,840)	(187,460)	385,151	292,620
	Commodity	(2,440,324)	2,253,283	6,259	(135,914)	(10,777)	(14,658)	58,675
	American Dollar	(8,537,273)	8,537,273	169,838	(10,866)	(174,867)	418,580	257,970
	Euro	(122,202)	122,202	-	(3,025)	(969)	(1,639)	(5,661)
	Mexican Pesos	(224,593)	224,593	36,758	(35)	(847)	(17,132)	(18,364)

Fixed Assets		(739,990)	739,990	32,564	(942)	(58,410)	52,516	74,779
	American Dollar	(739,990)	739,990	32,564	(942)	(58,410)	52,516	74,779

Expenses		(251,031)	251,031	13,148	(408)	(17,237)	1,125	21,964
	American Dollar	(251,031)	251,031	13,148	(408)	(17,239)	1,283	22,070
	Rupee	-	-	-	-	2	(158)	(106)

Cash		(15,000)	15,000	95	-	(1)	-	-
	Interest rate	(15,000)	15,000	95	-	(1)	-	-

Debts		(964,779)	291,541	30,644	(852)	624	-	-
	American Dollar	(673,238)	-	-	-	-	-	-
	Interest rate	(291,541)	291,541	30,644	(852)	624	-	-

Equity Instrument		1,650,219	1,098,248	642	(158,811)	79,056	-	-
	Stock exchange prices	1,650,219	1,098,248	642	(158,811)	79,056	-	-
March 31, 2019		(11,644,973)	13,533,161	289,948	(310,853)	(183,428)	438,792	389,363

		12/31/2018				03/31/2018
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,793,199)	11,607,208	184,487	(394,167)	(267,540)	113,238	29,321
	Commodity	(2,597,049)	2,411,058	14,900	(270,592)	(14,350)	18,689	(118,486)
	American Dollar	(8,774,281)	8,774,281	128,429	(119,917)	(253,951)	80,337	147,333
	Euro	(152,373)	152,373	2,234	(1,020)	(407)	1,382	4,896
	Mexican Pesos	(269,496)	269,496	38,924	(2,638)	1,168	12,830	(4,422)

Fixed Assets		(890,029)	890,029	23,701	(29,318)	(1,534)	-	-
	American Dollar	(890,029)	890,029	23,701	(29,126)	(2,014)	-	-
	Euro	-	-	-	(192)	480	-	-

Expenses		(314,001)	314,001	11,403	(14,150)	(520)	2,388	164
	American Dollar	(311,812)	311,812	11,362	(14,150)	(602)	2,555	166
	Rupee	(2,189)	2,189	41	-	82	(167)	(2)

Cash		(15,000)	15,000	359	-	(24,888)	-	-
	American Dollar	-	-	265	-	(24,888)	-	-
	Interest rate	(15,000)	15,000	94	-	-	-	-

Debts		(1,010,581)	338,219	34,900	(1,127)	28,410	-	-
	American Dollar	(672,362)	-	-	-	17,874	-	-
	Interest rate	(338,219)	338,219	34,900	(1,127)	10,536	-	-

Equity Instrument		(1,535,355)	1,108,416	82	(242,986)	70,106	-	-
	American Dollar	(1,535,355)	1,108,416	82	(242,986)	70,106	-	-
Total		(15,558,165)	14,272,873	254,932	(681,748)	(195,966)	115,626	29,485

I.        Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	03/31/2019
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.9%	2,283,503	10.2%	2,013,464
Dominican Peso	9.4%	216,995	9.4%	216,995
American Dollar	4.4%	36,913	4.4%	36,913
Guatemala´s Quetzal	7.8%	11,639	7.8%	11,639
Canadian Dollar	3.5%	142,812	3.5%	142,812
Others	10.1%	28,645	10.1%	28,645
Interest rate pre-set		2,720,507		2,450,468

Brazilian Real	9.2%	196,641	6.7%	466,680
American Dollar	3.6%	636,325	3.6%	636,325
Canadian Dollar	2.6%	1,531,766	2.6%	1,531,766
Interest rate post fixed		2,364,732		2,634,771

	12/31/2018 (restated)
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.7%	2,034,555	10.1%	1,756,179
Dominican Peso	9.4%	217,450	9.4%	217,450
American Dollar	4.4%	42,392	4.4%	42,392
Guatemala´s Quetzal	7.8%	11,460	7.8%	11,460
Canadian Dollar	3.5%	145,513	3.5%	145,513
Other Latin American Currencies	10.2%	32,092	10.2%	32,092
Interest rate pre-set		2,483,462		2,205,086

Brazilian Real	9.1%	237,658	6.8%	516,034
American Dollar	3.6%	629,973	3.6%	629,973
Canadian Dollar	2.8%	752,570	2.8%	752,570
Interest rate post fixed		1,620,201		1,898,577

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after March 31, 2019 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2019.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2019.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(129,655)	(423,480)	(692,976)	(1,256,296)
Input purchase		129,655	446,932	739,736	1,349,817
Foreign exchange hedge	Foreign currency decrease	192,670	(575,599)	(2,028,347)	(4,249,364)
Input purchase		(192,670)	575,599	2,028,347	4,249,364
Costs effects		-	23,452	46,760	93,521

Foreign exchange hedge	Foreign currency decrease	31,622	11,760	(153,376)	(338,373)
Capex Purchase		(31,622)	(11,760)	153,376	338,373
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	12,740	6,501	(50,018)	(112,775)
Expenses		(12,740)	(6,501)	50,018	112,775
Expenses effects		-	-	-	-

Interest Hedge	Decrease in interest rate	95	92	(779)	(939)
Interest revenue		(95)	(92)	779	939
Cash effects		-	-	-	-

Cash	Foreign currency decrease	-	104,608	168,310	336,619
Interest Hedge	Increase in interest rate	29,792	29,734	(75,604)	(89,391)
Interest expenses		(29,792)	(29,734)	75,604	89,391
Debt effects		-	104,608	168,310	336,619

Equity Instrument Hedge	Stock exchange price decrease	(158,169)	(191,232)	(432,731)	(707,293)
Expenses		158,169	111,960	(254,386)	(666,940)
Equity effects		-	(79,272)	(687,117)	(1,374,233)
		-	48,788	(472,047)	(944,093)

As of March 31, 2019 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2019	2020	2021	2022	>2022	Total

Cost		10,243,037	894,314	-	-	-	11,137,351
	Commodity	1,866,354	386,929	-	-	-	2,253,283
	American Dollar	8,073,565	463,708	-	-	-	8,537,273
	Euro	112,589	9,613	-	-	-	122,202
	Mexican Peso	190,529	34,064	-	-	-	224,593

Fixed asset		675,510	64,480	-	-	-	739,990
	American Dollar	675,510	64,480	-	-	-	739,990

Expenses		241,149	9,882	-	-	-	251,031
	American Dollar	241,149	9,882	-	-	-	251,031

Cash		15,000	-	-	-	-	15,000
	Interest rate	15,000	-	-	-	-	15,000

Debt		-	-	110,000	-	181,541	291,541
	Interest rate	-	-	110,000	-	181,541	291,541

Equity Instrument		1,040,344	57,904	-	-	-	1,098,248
	Stock prices	1,040,344	57,904	-	-	-	1,098,248
		12,215,040	1,026,580	110,000	-	181,541	13,533,161

		Fair Value
Exposure	Risk	2019	2020	2021	2022	>2022	Total

Cost		56,074	6,941	-	-	-	63,015
	Commodity	(132,554)	2,899	-	-	-	(129,655)
	American Dollar	155,192	3,780	-	-	-	158,972
	Euro	(2,917)	(108)	-	-	-	(3,025)
	Mexican Peso	36,353	370	-	-	-	36,723

Fixed asset		30,930	692	-	-	-	31,622
	American Dollar	30,930	692	-	-	-	31,622

Expenses		12,714	26	-	-	-	12,740
	American Dollar	12,714	26	-	-	-	12,740

Cash		95	-	-	-	-	95
	Interest rate	95	-	-	-	-	95

Debt		-	-	21,323	-	8,469	29,792
	Interest rate	-	-	21,323	-	8,469	29,792

Equity Instrument		(154,507)	(3,662)	-	-	-	(158,169)
	Stock prices	(154,507)	(3,662)	-	-	-	(158,169)
		(54,694)	3,997	21,323	-	8,469	(20,905)

  II.    Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2019, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, BNP Paribas, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Santander, ScotiaBank and Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Banco Galícia, BBVA, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, Standard Bank, ScotiaBank and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks of March 31, 2019. There was no concentration of credit risk with any counterparties as of March 31, 2019.

III.     Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.    Equity price risk

Through the equity swap transactions approved on December 21st, 2017, May 15th, 2018 and December 20th, 2018 by the Ambev’s Board of Directors (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of the stock prices’ oscillation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

In March 31, 2019, an exposure equivalent to R$1.65 billion (R$1.5 billion as of December 31, 2018) in AmBev’s shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$79,056 (R$70,106 as of March 31, 2018).

  V.    Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the interim financial statements, segregated by category:

	03/31/2019
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	5,313,674	7,508,851	-	12,822,525
Trade receivables excluding prepaid expenses	-	5,792,325	-	5,792,325
Investment securities	-	162,349	13,772	176,121
Financial instruments derivatives	-	-	31,381	31,381
Derivatives hedge	-	-	258,567	258,567
Total	5,313,674	13,463,525	303,720	19,080,919

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	14,694,335	2,688,136	17,382,471
Financial instruments derivatives	-	-	159,663	159,663
Derivatives hedge	-	-	151,190	151,190
Interest-bearning loans and borrowings	-	5,085,238	-	5,085,238
Total	-	19,779,573	2,998,989	22,778,562

	12/31/2018 (restated)
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,778,394	7,685,104	-	11,463,498
Trade receivables excluding prepaid expenses	-	6,874,253	-	6,874,253
Investment securities	-	147,341	13,391	160,732
Financial instruments derivatives	-	-	34,068	34,068
Derivatives hedge	-	-	220,864	220,864
Total	3,778,394	14,706,698	268,323	18,753,415

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	15,535,632	2,669,561	18,205,193
Financial instruments derivatives	-	-	243,359	243,359
Derivatives hedge	-	-	438,389	438,389
Interest-bearning loans and borrowings	-	4,103,663	-	4,103,663
Total	-	19,639,295	3,351,309	22,990,604

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2019				12/31/2018

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through other comprehensive income	5,313,674	-	-	5,313,674	3,778,394	-	-	3,778,394
Financial asset at fair value through profit or loss	13,772	-	-	13,772	13,391	-	-	13,391
Derivatives assets at fair value through profit or loss	96	31,285	-	31,381	95	33,973	-	34,068
Derivatives - operational hedge	10,955	247,612	-	258,567	1,622	219,242	-	220,864
	5,338,497	278,897	-	5,617,394	3,793,502	253,215	-	4,046,717
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,688,136	2,688,136	-	-	2,669,561	2,669,561
Derivatives liabilities at fair value through profit or loss	-	159,663	-	159,663	511	242,848	-	243,359
Derivatives - operational hedge	7,399	143,791	-	151,190	36,583	401,806	-	438,389
	7,399	303,454	2,688,136	2,998,989	37,094	644,654	2,669,561	3,351,309

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2018	2,669,561
Acquisition of investments	(23,769)
Total gains and losses in the period	42,344
Losses/(gains) recognized in net income	28,255
Losses/(gains) recognized in equity	14,089
Financial liabilities at March 31, 2019 (i)	2,688,136

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of March 31, 2019 the Company held R$710,747 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$653,751 on December 31, 2018).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

21.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2019	12/31/2018

Collateral given for own liabilities	710,747	653,751
Other commitments	1,168,210	1,338,866
	1,878,957	1,992,617

Commitments with suppliers	15,645,163	12,078,641
	15,645,163	12,078,641

The collateral provided for liabilities totaled approximately R$1,878,957 on March 31, 2019 (R$1,992,617 on December 31, 2018), including R$588,002 (R$574,726 on December 31, 2018) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on March 31, 2019, R$710,747 (R$653,751 on December 31, 2018) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 20 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments on March 31, 2019 and December 31, 2018 are as follows:

	03/31/2019	12/31/2018

Less than 1 year	5,752,131	4,826,987
Between 1 and 2 years	3,632,438	2,932,420
More than 2 years	6,260,594	4,319,234
	15,645,163	12,078,641

22.    CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities probable are fully recorded as liabilities (Note 12 – Provisions).

Additionally, the Company has lawsuits related to tax, civil and labor for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of amounts as follows:

	03/31/2019	12/31/2018

IRPJ and CSLL	38,303,592	37,867,374
ICMS and IPI	21,719,450	23,891,369
PIS and COFINS	4,467,782	4,386,342
Labor	388,025	353,425
Civil	4,504,019	4,385,657
Others	1,243,928	1,171,252
	70,626,796	72,055,419

Principal lawsuits with a likelihood of possible loss:

Except for monetary inflation and the cases described below, there was no relevant changes in the main cases with possible chances of loss when compared to the period ending in 31st December 2018.

Brazilian Federal Taxes

Profits earned abroad

During 2005, certain subsidiaries of Ambev received assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court  rendered a partially favorable decision to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment and requested a motion of injunction, which was granted to Ambev.

In 2013, 2016, 2017 and 2018, Ambev received other tax assessments related to profits of its foreign subsidiaries.

In July and September 2018, with respect to two tax assessmentes, the Upper House of the Administrative Court rendered unfavorable decisions to Ambev. In one such case, the Company filed a judicial proceeding and requested an injunction, which was granted to the company. In the other case, the Company filed a judicial proceeding to discuss the case.

In July and October 2018, the Lower Administrative Court rendered a partially favorable decision to Ambev in another of the ongoing tax assessments. The Company is waiting to be formally notified of such decisions to analyze possible appeals. In addition, in  July 2018, the Administrative Upper House rendered a partially favorable decision to Ambev in one of the assessments, and, Ambev is waiting to be formally notified of such decisions to analyze the possible appeals. With respect to another case, in November 2018, the Administrative Upper House rendered a partial favorable decision to Ambev and filled a judicial proceeding to discuss the remaining amounts and requested an injunction, which was granted to Ambev.

In March 2019, the first administrative court rendered a partially favorable decision to Ambev and, regarding two other cases, the first administrative court rendered unfavorable decisions. The Company will file appeal to the Lower administrative Court.

In March 2019, Ambev management estimates the exposure of approximately R$7.3 billion (R$7.7 billion at December 31, 2018) and to probable losses to be R$46.2 million as of that date, for which we have recorded a provision in the corresponding amount (R$45.8 million at December 31, 2018).

Deemed Taxable Income

In April 2016, Arosuco (subsidiary of Ambev) received a tax assessment regarding the use of the “Presumed Profit” Method for the calculation of income tax and the social contribution on net profit method instead of Real Profit method. In September, 2017, Arosuco was notified of the unfavorable first level administrative decision and filed Voluntary Appeal. In January 2019, the case was judged by the Lower Administrative Court, which ruled favorably to the Company by majority of votes. The tax authorities filed a Special Appeal to the Administrative Upper House and Ambev filed a motion for Clarification and counterarguments of the Special Appeal of the Tax authorities. In March 2019, Ambev received a new tax assessment regarding the same subject and will file defense.

Arosuco management estimates the amount of possible losses in relation to this assessment in in March 2019 are approximately R$1.1 billion (R$645.1 million as of December 31, 2018).

PIS/COFINS over bonus products

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. These cases are now being discussed at the relevant judicial and administrative Courts. According to Note 36 - Subsequent Events, in January 2019, three cases were judged by the Lower Administrative Court, which ruled favorably to the Company by majority of votes in all three cases. Ambev is waiting to be notified of such decisions to analyze the applicable appeals. Ambev management estimates the possible losses related to these assessments to be approximately

R$ 4.1 billion (R $ 4.0 billion as of December 31, 2018), classified as a possible loss.

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, the contingent assets not be recognized in consolidated financial statements, except when realization of income is virtually certain.

The Company and its subsidiaries are demanding the refund of the PIS and COFINS paid including the ICMS and/or ICMS-ST in their taxable basis for the period from 1990 onwards. For the period until 2009, as well as for the period in which the special regime for cold drinks was in place – i.e. from January 2009 to April 2015 (article 58-J of Law 10,833, of 2003, also known as REFRI), the amounts involved in the refund requests are still being calculated. For the period after the termination of the special regime for cold drinks and the introduction of Law 13,097, of 2015, the Company estimates that the contingent asset related to the matter is R$ 2 billion.

23.    NON-CASH ITEMS

	03/31/2019	12/31/2018
Cash financing cost other than interests	(2,027)	(74,009)
Fair value of options granted on subsidiary	36,033	129,405
Effect of application of IAS 29 (hyperinflation)	45,621	-
Acquisition of investment payable	20,000	-
Others	-	114

24.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by the applicable law.

Under the Company’s by laws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 19 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	03/31/2019	03/31/2018

Short-term benefits (i)	5,739	5,119
Share-based payments (ii)	9,519	9,871
Total key management remuneration	15,258	14,990

(i) These correspond substantially to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation  cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 19 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at March 31, 2019 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2019 and December 31, 2018, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefit available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$69,114 (R$76,351 on March 31, 2018), of which R$60,993 and R$8,121 related to active employees and retirees respectively (R$66,174 and R$10,177 on March 31, 2018 related to active employees and retirees respectively).

b) Leasing

The Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$85,028 maturing on May 31, 2020 that can be extended for a further year.

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements of Budweiser products in Guatemala, in Dominican Republic, in Paraguay, in El Salvador, in Nicaragua, in Uruguay, in Chile, in Panama, in Costa Rica e in Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$408 (R$341 on March 31, 2018) and R$92,088 (R$82,174 on March 31, 2018) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

Transactions with related parties

				03/31/2019
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	14,575	552	(47,278)	-
AB Services	48,945	-	(82)	-
AB USA	38,087	3,882	(233,053)	-
Bavaria	90,778	-	(41,468)	-
Cervecería Modelo	140,756	737	(694,500)	-
Inbev	689	50,665	(38,370)	-
ITW International	-	-	(216,295)	(85,900)
Panamá Holding	41,320	-	(15,910)	-
Others	38,596	3,980	(124,729)	-
	413,746	59,816	(1,411,685)	(85,900)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

				12/31/2018
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	16,381	-	(19,670)	-
AB Procurement	1,071	-	(28)	-
AB Services	43,728	-	(1,687)	-
AB USA	27,827	3,847	(265,206)	-
Cervecería Modelo	135,111	-	(583,806)	-
Inbev	601	45,575	(14,280)	-
ITW International	-	-	(248,942)	(66,452)
Panamá Holding	41,085	-	(15,821)	-
Others	28,645	538	(126,443)	-
	294,449	49,960	(1,275,883)	(66,452)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

		03/31/2019
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB USA	(112,745)	7,704	(74,425)	-
AB Package	(15,466)	-	-	-
Cervecería Modelo	(286,170)	115	(9,392)	-
Inbev	(23,422)	-	-	-
Others	(44,240)	110	(7,863)	(21,684)
	(482,043)	7,929	(91,680)	(21,684)

		03/31/2018
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB Procurement	-	4,409	-	-
AB USA	(48,386)	10,638	(62,043)	-
Ambev Peru	-	5	-	-
Cervecería Modelo	(171,573)	22	(7,030)	-
Inbev	(19,178)	-	-	-
Others	(20,482)	2,057	(12,760)	(9,346)
	(259,619)	17,131	(81,833)	(9,346)

Denomination used in the tables above:

AB InBev Procurement GmbH ("AB Procurement")
Ambev Luxembourg S.A.R.L. ("Ambev Luxemburgo")
Ambrew S.A. ("Ambrew")
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Bavaria S.A. ("Bavaria")
Cervecería Modelo de Mexico S. de R.L. de C.V. ("Cervecería Modelo")
Cerveceria Nacional - Panamá ("Panamá Holding")
Cervecería Nacional Dominicana, S.A. (“CND”)
Cervecería y Maltería Payssandú S.A. (“Cympay”)
Cerveceria y Malteria Quilmes ("CMQ")
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
CRBS S.A. (“CRBS”)
Dunvegan S.A. (“Dunvegan”)
Inbev Belgium N.V. ("Inbev")
Incrível Comércio de Bebidas e Alimentos S.A. ("Incrível")
Interbrew International B.V. (“ITW International”)
Labatt Breweries of Canada LP (“Labatt Breweries”)
Latin America South Investment S.L. ("LASI")
Lizar Administradora de Carteira de Valores Mobiliários Ltda. (“Lizar”)
Maltería Pampa S.A. (“Maltería Pampa”)
Maltería Uruguay S.A. (“Maltería Uruguay”)
Monthiers S.A. (“Monthiers”)
NCAQ Sociedad Colectiva (“NCAQ”)

25.    EVENTS AFTER THE REPORTING PERIOD

Goods manufactured within the Manaus Free Trade Zone for remittance elsewhere in Brazil are exempt from IPI excise Tax (“IPI”). There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev's subsidiaries have been registering IPI excise tax presumed credits upon acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments. In addition, the Company has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the mentioned proceedings.

On April 25th, 2019, the Federal Supreme Court ("STF") concluded the judgment of Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the right of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originated from the Manaus Free Trade Zone. As a result of such decision, the Company estimates the reclassification of part of the amounts related to the cases mentioned above to remote loss, maintaining as a possible loss, in March 2019, the approximate amount of R$2.6 billion (R$4.9 billion on December 31st, 2018), in view of other additional discussions not submitted to the judgment by the STF.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer